December 2, 2019

VIA EDGAR AND HAND DELIVERY

Katherine Bagley Staff Attorney Division of Corporation Finance Office of Consumer Products U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	LMP Automotive Holdings, Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed November 26, 2019

File No. 333-232172

Dear Ms. Bagley:

On behalf of LMP Automotive Holdings, Inc. (the “Company”), we are transmitting the following response to the letter received from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated November 29, 2019, containing the Staff’s comment regarding Amendment No. 7 to the Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on November 26, 2019. For your convenience, the full text of the Staff’s comment is set forth below, and the Company’s response to such comment directly follows the text.

Prospectus Cover Page

1. We note your disclosure that you have applied to list your common stock on Nasdaq, “subject to [y]our raising a minimum of $11.5 million in this offering to meet Nasdaq’s requirement that [you] have at least $15,000,000 in unrestricted publicly held shares following the closing.” Please provide more detail regarding how you will satisfy Nasdaq’s requirement that you have at least $15 million in unrestricted publicly held shares, in the event that you raise only $11.5 million in this offering. Include a description of any shares held by non-affiliates that are currently issued and outstanding, and describe how you value those shares.

RESPONSE:

The registration statement reflects a minimum base deal size of $11,500,000, with a price range of $5.00-$6.00 per share. While the registration statement assumes a per share price at the midpoint of that range ($5.50), for purposes of calculating the minimum of $15 million in unrestricted publicly held shares following the closing, the most conservative price at the low point of the range, which is $5.00 per share, was used. The table below illustrates the number of shares that will be unrestricted and publicly held at the closing of the offering, which such share number will be multiplied by the $5.00 per share value to arrive at the value of the unrestricted publicly held shares.

Shares held by officers and directors prior to the offering:	2,650,150
Shares purchased by officers and directors in the offering:	275,000
Restricted securities (excluding insiders above):	2,270,857
Total restricted holdings:	5,196,007

Total shares outstanding post-IPO @ $5 per share:	8,301,639 (6,001,639 outstanding pre-offering + 2,300,000 shares issued in the offering [$11,500,000/$5])
8,301,639 MINUS 5,196,007 = 3,105,632 shares
Value of unrestricted public float @ $5 per share:	$15,528,160

December 2, 2019

We note that while the Registration Statement reflects the issuance of 2,090,909 shares in the offering at the midpoint of $5.50 per share, if the price in the offering were to be $5.00 per share, we would have to register the additional 209,091 shares.

The shares of the Company’s common stock that are currently outstanding and unrestricted were acquired by the holders thereof in private placements, have met the one year holding period required by Rule 144, and have had the legends removed from such shares. Further, such shares are not subject to any lockup agreements.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please feel free to contact me at 212-326-0820 or ali.panjwani@pryorcashman.com.

Very truly yours,

/s/ M. Ali Panjwani, Esq.
M. Ali Panjwani, Esq.
Pryor Cashman LLP

Enclosure

cc:

Robert Babula

James Allegretto

Mara Ransom

Ms. Bagley

Division of Corporation Finance, SEC

Samer Tawfik

LMP Automotive Holdings, Inc.

Stephen E. Older, Esq. and Rakesh Gopalan, Esq.

McGuireWoods LLP